Filed by Shire plc

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange

Act of 1934

Subject Company: Baxalta Incorporated

Commission File No. 001-36782

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposal which Shire has made for a business combination transaction with Baxalta Incorporated (“Baxalta”). In furtherance of this proposal and subject to future developments, if Shire and Baxalta agree on a negotiated transaction, Shire and Baxalta may file one or more registration statements, tender offer statements, prospectuses, proxy statements or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Shire and/or Baxalta may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SHIRE AND BAXALTA ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT(S), PROSPECTUS(ES), PROXY STATEMENT(S) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SHIRE, BALXALTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Shire’s Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire’s Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@shire.com.

Certain Information Regarding Participants

Shire and its directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Shire’s directors and executive officers in Shire’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in one or more registration statements, tender offer statements, prospectuses, proxy statements or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Shire as described above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Statements included herein that are not historical facts, including without limitation statements concerning our proposed business combination with Baxalta, and the timing and benefits thereof, including our 20x20 ambition that targets $20 billion in combined product sales by 2020, as well as other targets for future financial results, capital structure, performance and sustainability of a combined company, and a combined company’s future strategy, plans, objectives, expectations and intentions, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire could be materially adversely affected. These risks and uncertainties include, but are not limited to, the following:

•                  Baxalta will refuse to negotiate with Shire, and the parties will be unsuccessful in negotiating a transaction;

•                  if a transaction is negotiated, the transaction may not be completed due to failure of closing conditions, including any shareholder approvals;

•                  the businesses may not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected, or that the expected benefits of the transaction may not be realized;

•                  disruption from the proposed transaction makes it more difficult to conduct business as usual or maintain relationships with patients, physicians, employees or suppliers;

•                  the combined company may not achieve some or all of the anticipated benefits of Baxalta’s spin-off from Baxter International, Inc. (“Baxter”) and the proposed transaction may have an adverse impact on Baxalta’s existing arrangements with Baxter;

•                  the failure to achieve the strategic objectives with respect to the proposed combination with Baxalta adversely affects the combined company’s financial condition and results of operations;

•                  products and product candidates may not achieve commercial success;

•                  product sales from certain products, including ADDERALL XR and INTUNIV, are subject to generic competition;

•                  the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payers in a timely manner for the combined company’s products may adversely impact future revenues, financial condition, and results of operations, particularly if there is systematic pressure on pricing of products to treat rare diseases;

•                  supply chain or manufacturing disruptions may result in declines in revenue for affected products and commercial traction from competitive;

•                  regulatory actions associated with product approvals or changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

•                  the successful development of the combined company’s pre-commercial products is highly uncertain and requires significant expenditures and time, and these products may not receive regulatory approval;

•                  the actions of certain customers could affect the combined company’s ability to sell or market products profitably;

•                  investigations or enforcement action by regulatory authorities or law enforcement agencies may result in significant legal costs and the payment of substantial compensation or fines;

•                  adverse outcomes in legal matters and other disputes, including the combined company’s ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on the combined company’s revenues, financial condition or results of operations;

•                  the combined company may be unable to attract and/or retain the highly skilled personnel needed to meet its strategic objectives; and

•                  other risks and uncertainties detailed from time to time in Shire’s filings with the SEC, including those risks outlined in “Item 1A: Risk Factors” in Shire’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and Baxalta’s filings with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Third Party-Sourced Information
All information in this press release regarding Baxalta, including its businesses, operations and financial results, was obtained from public sources. While Shire has no knowledge that any such information is inaccurate or incomplete, Shire has not verified any of that information.

The following is a transcript of a conference call by Shire plc on August 4, 2015. The slides used in the conference call have been filed separately pursuant to Rule 425 of the Securities Act of 1933. The transcript has been provided to Shire by a third-party service provider. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript.

Shire Proposes Combination With Baxalta To Create The Leading

Global Biotech Company Focused On Rare Diseases

Conference Call Transcript

Company Name: Shire

Company Ticker: LSE: SHP, NASDAQ: SHPG

Date: August 4th, 2015

Company Participants

Sarah Elton-Farr

Flemming Ornskov

Jeff Poulton

Other Participants

Ken Cacciatore

Graham Parry

Ronny Gal

Kerry Holford

Jo Walton

Jason Gerberry

Richard Parkes

Keyur Parekh

Sachin Shah

James Gordon

Andrew Finkelstein

Presentation

Operator

Ladies and gentlemen, thank you for standing by. Good afternoon and welcome to the Shire Investor Relations Conference Call. Throughout the call, all participants will be in a listen-only mode. And afterwards, there will be a question-and-answer session. Just to remind you, this conference call is being recorded.

Today, I’m pleased to present Sarah Elton-Farr, Senior Director, Investor Relations. Please begin your meeting ma’am.

Sarah Elton-Farr

Good morning and good afternoon, everyone. Thank you for joining us today to discuss our proposals combined with Baxalta as disclosed in our press release this morning. You all should have received our press release and should be viewing our presentation via our website from shire.com. If you are unable to access the press release on our website, please contact Souheil Salah on our Investor Relations team at +44 1256 894160 and he will be happy to assist you. Our speaker today will be Chief Executive Officer, Flemming Ornskov; and joining Flemming on the line for the question and-answer portion of the call are Jeff Poulton, our Chief Financial Officer; and Mark Enyedy, Head of Corporate Development and Interim General Counsel.

Before we begin, I would refer you to slides two, three, and four. This presentation includes forward-looking statements about a potential transaction with Baxalta, the benefits of such a combination and feature financial performance of a combined entity.

Each forward-looking statement contained in this presentation is subject to risks and uncertainties that could cause actual results to differ materially from those projected in such a statement. Additional information regarding these factors appears on to the heading Forward-Looking Statements in the press release we issued this morning and in Part I, Item 1A: Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2014 that is filed with the Securities and Exchange Commission and available at www.sec.gov and on our website at www.shire.com as well as Baxalta’s filings with the SEC.

The forward-looking statements in this presentation speak only as of the original date of this presentation and we undertake no obligation to update or revise any of these statements.

During this conference call, in order to provide greater transparency regarding our expectations, regarding the potential financial performance of the combined entity, we may refer to certain non-GAAP financial measures that involve adjustments to GAAP results.

Any non-GAAP financial measures presented should not be considered to be an alternative to financial measures required by GAAP should not be considered measures of liquidity and may not be comparable to non-GAAP financial measures provided by other companies.

Please refer to the materials we have posted on the website for more information about the non-GAAP financial measures referenced on this call. Following the presentation, we will be available for Q&A.

I will now hand the call over to Flemming Ornskov, CEO.

Flemming Ornskov

Thank you Sarah and good morning and good afternoon to everyone. Thank you so much for joining our call this morning. We truly appreciate your interest in our company and look forward to discussing our proposed combination with Baxalta.

We believe the proposed combination represents a unique opportunity to create the global leader in rare diseases, generating compelling benefits to our respective shareholders, employees, and the patients and the physicians we serve.

We expect that this transaction would enable us to double our 10 x 20 strategic vision and achieve product sales of $20 billion by 2020 and accelerate the execution of Baxalta’s standalone strategic plan. As you know, since I joined the company, we’ve had a highly focused and disciplined approach to M&A which we have executed well, including capturing pharma synergies and at the same time making Shire a more efficiently run company. Today, we’re truly pleased to present to you our proposed combination with Baxalta.

As laid out on slide five, on July 1, 2015, Baxalta formerly the BioScience division of Baxter, was spun off and became an independent publicly-traded company. We’ve been looking at Baxalta’s business and the hemophilia space for a long time. We saw the spinoff of Baxalta as a unique opportunity to generate significant value and accelerate the growth plans of both Shire and Baxalta. Therefore, Shire approached Baxalta, following completion of Baxalta’s spinoff to initiate a discussion on the value of a business combination.

On July 10, Shire made a proposal to Baxalta to combine the companies in an all-stock transaction, pursuant to which Baxalta’s shareholders would receive for each Baxalta share 0.1687 Shire ADRs. As of market close yesterday this offer implies a value of $45.23 per Baxalta share and an enterprise value of $33.9 billion and represents a 36% premium over Baxalta’s share price.

The proposed transaction provides Baxalta’s shareholders with an immediate premium and a substantial stake in a faster growing combined entity with substantial upside from operating and from tax synergies. The all-stock nature of the proposal is designed to preserve the tax free nature of Baxalta’s spinoff. Therefore post transaction, we intend to repurchase up to 13% of the combined company’s shares over the next two years, which is equivalent to 33% of the equity we plan to issue in this transaction.

Our strong cash flow should allow us to do this and at the same time maintain an investment grade credit rating with the financial flexibility for continued investment in future organic growth as well as in M&A.

In light of these substantial merits of the combination, we were surprised to learn last Friday that Baxalta has concluded without any meaningful engagement that there was not a basis for discussion with respect to our proposal.

Given the significant potential to generate value for shareholders of both companies, we have decided that the most appropriate course of action would be to directly approach Baxalta’s shareholders to articulate Shire’s perspective on this interesting opportunity.

Shire’s board of directors strongly believes that the proposed combination with Baxalta represents a highly attractive proposition for both Baxalta’s and Shire’s shareholders with significant financial and strategic value. Baxalta’s shareholders deserve the right to consider this value-creating opportunity.

Let’s now turn to slide number six.

The proposed combination creates the global leader in rare diseases with compelling financials and a strong growth outlook. The combined enterprise would generate double-digit top-line growth. We would have multiple billion-dollar franchises in high-value markets with substantial barriers to entry, and we expect to achieve $20 billion in product sales by 2020.

Our pipeline would be strong, focused on rare diseases and balanced with programs across all stages of development.

We project over 30 new product launches expected to contribute $5 billion in revenues by 2020. There is a compelling strategic fit between the two companies. Our rare disease R&D expertise, commercial infrastructure, and manufacturing capabilities are highly complementary allowing each company to accelerate a common vision to deliver innovative therapies that improve the lives of patients with rare and often life-threatening diseases and conditions.

The combined group would have a compelling financial profile, capable of generating superior returns for shareholders. We expect the transaction to breakeven to Shire on a non-GAAP basis in year one and accretive thereafter supported by a significant share buyback program. We believe that this transaction offers attractive, sustainable returns including an IRR in excess of 10%. The strength of the combined group’s balance sheet and pro forma cash flow will provide significant flexibility to support future organic growth opportunities and support M&A.

Let’s now turn to slide number seven.

We believe that Shire is an ideal partner for Baxalta. Our management team has already been successful in executing on a clear rare disease focus strategy. Over the last several years, we have accelerated long-term growth through commercial excellence and through M&A, enhancing our domain expertise and building our pipeline in core and adjacent therapeutic areas.

At the same time, we have improved our profitability through the development of a lean infrastructure and through a high-performance culture. This strategy has created a platform for sustainable growth in rare diseases with specialized go-to-market capabilities, a tailored innovation engine, flexible manufacturing and an entrepreneurial biotech culture that has been clearly recognized by the market.

Our leadership team has demonstrated the ability to augment this platform by pursuing strategic transaction, such as the compelling one we now see for combining our company with Baxalta.

Let’s turn to slide number eight.

With our company’s transformation into an innovative, high-growth biotech company focused on rare diseases, we now have a rich pipeline focused on five therapeutic areas complement biology, GI metabolic, renal fibrosis, ophthalmics and CNS and neuromuscular. We currently have over 30 R&D programs, more than 75% of which are targeted at rare diseases.

Today products to treat rare diseases represent about 40% of our revenues. As a result of this strategy, we delivered superior financial performance in 2014, including a 23% gain in product sales, a 39% increase in EBITDA and a 6% improvement in non-GAAP EBITDA margin.

Investors have clearly taken notice of our company’s transformation into an innovative high-growth biotech company and our share price has increased over 200% since May of 2013. We’ve also expanded our global platform and today have about 5,000 employees with our two main operational hubs being in Boston and in Zurich.

Turning to slide nine.

I would like to take a moment to tell you why we believe Baxalta is such a compelling strategic fit for Shire. Baxalta has two durable leading growing businesses focused on rare diseases and a strong pipeline, which is expected to generate top-line growth over the next several years.

Baxalta’s leading franchises in hematology and in immunology are complementary to our rare disease platforms. And the company’s emerging oncology business is an adjacent therapeutic area, which we have also targeted. Baxalta’s extensive global footprint provides substantial opportunities for future growth and can be leveraged across our combined company.

Let’s now turn to slide number 10.

Shire and Baxalta have a common vision to deliver innovative products to patients with rare diseases. As you can see from our respective public statements, our strategies are effectively carbon copies of each other. Furthermore, we believe that our companies have highly complementary strength. Baxalta is currently an established leader in hemophilia and the immunoglobulin market with an emerging oncology business as well. Baxalta aspires to become an innovative, high-growth biotech company and a combination with Shire can accelerate the achievement of that strategic vision. The combination of our two companies will create the global leader in rare diseases.

This company would be fast growing, highly profitable, with a strong performance culture and an innovating sustainable R&D model focused on unmet patient needs across a range of rare diseases.

Let’s now turn to slide number 11.

You will recognize our 10 x 20 target which is to achieve $10 billion in sales in 2020. With this combination, we will be able to diversify our portfolio, maintain double-digit compound annual top-line growth and double our target to achieve $20 billion in product sales by 2020, hence 20 x 20.

Let’s now turn to slide number 12.

Baxalta’s and Shire’s capabilities in the rare disease market are highly complementary. Shire brings a number of key rare disease capabilities to the combination including a proven ability to accelerate growth of rare disease assets, innovative patient support programs and broad rare diseases clinical and regulatory expertise.

Baxalta brings extensive global reach, peak market access and channel management expertise, and leading complementary franchises in hemophilia and the immunoglobulin therapy market. We have both targeted oncology as an area for future growth.

Let’s now turn to slide number 13.

The joint company would have a strong portfolio of leading franchises with a shared focus on rare diseases, which would represent 65% of combined revenues of $20 billion in 2020. Our revenue base will be large, highly diversified and can at the same time deliver double-digit growth.

Let’s turn to slide 14.

As you can see on this slide, our combined companies would create the number one platform in rare diseases, our portfolio of leading and durable growth products and large pipeline of innovative candidates will continue to fuel double-digit growth and is highly diversified. By 2020, we expect the combined sales of rare disease therapies would total $13 billion across more than 50 products and programs.

Let’s turn to slide 15.

As you can see from this slide, the combined group, we have a very robust and balanced rare disease pipeline with significant near and long-term potential. We would have over 60 pipeline programs of which over 50 would be focused on rare diseases. Over 20 programs in the combined portfolio would be in Phase III or in registration.

Moving to slide 16.

The combined operating model would offer high levels of efficiency and scalability, which will provide significant operating and tax synergies and enhance our competitiveness and optionality in future M&A. These efficiencies would include lean global G&A functions, additional commercial and R&D efficiencies, streamlined systems and processes, and a best of both approach to integration. Our global technical operations network would include about 15 combined internal manufacturing sites, strong capabilities in managing CMO relationships, increased scale in global supply chain and efficient central technical operations in engineering and in procurement.

Let’s now turn to slide 17.

As you’ve heard a combination will create a must have healthcare investment with a compelling financial profile and very strong growth outlook. Our revenues would compound at a double-digit rate, our tax rate would achieve an attractive 16% to 17% by 2017 and our balance sheet and pro forma cash flow would be strengthened. We will have the number one position in rare diseases, which would be secured by an innovative compound pipeline, comprised of over 50 programs in development and 30 new product launches which are expected by 2020.

Turning to slide 18.

Both Baxalta and Shire shareholders would benefit handsomely from the combination. Baxalta’s shareholders would receive an immediate and significant premium and the combination would accelerate the company’s strategy and its growth trajectory. The combination would offer employees an opportunity to be part of a dynamic winning biotech platform with substantial opportunities for both growth and rewards.

The Shire shareholders would also benefit from an acceleration of our strategic plan as we double from 10 x 20 to 20 x 20. Our company would have increased scale and flexibility, would be highly diversified and the transaction would enhance our earnings and our cash flows.

Let’s now turn to slide 19.

Beyond the compelling benefits, we have just described that would bring to investors, I would like to point out the tremendous value of combination of our two companies can bring to employees and to the patients and the physicians we serve. We would be in a position to offer patients and their physicians, the largest portfolio of products to treat rare diseases, best-in-class patient services and a robust pipeline of therapies to address serious unmet medical needs.

Turning to slide 20.

As we’ve outlined, through the combination of our companies, we have to create this opportunity, an opportunity to create the global leader in rare diseases and achieve revenues of $20 billion by 2020, which would accelerate both companies’ strategic plans.

With this combination, we will create a company with a compelling financial profile and with the ability to create sustained value and a superior growth outlook. We urge Baxalta to promptly engage with us as their shareholders deserve the opportunity to participate in this value creating opportunity.

With that, we will turn it over to Q&A.

Q&A

Operator

The first question comes from Ken Cacciatore from Cowen. Please go ahead. Your line is now open.

<Q - Ken Cacciatore>: Good morning, guys. Thanks. Just a couple of questions: First, Flemming, I was a little late joining. On BD, can you just talk about the avenue if you’re able to secure this asset that it opens up in terms of oncology and hematology, maybe talk about that orphan space for maybe this as a platform to move forward? And then maybe if Jeff could talk about since you’re using all equity, what’s the pro forma leverage potential would be of this asset going forward to execute on more business development? Thank you.

<A - Flemming Ornskov>: Well, thanks very much Ken. I will take the first part of the question, and then I’ll let Jeff answer the second thing.

Well, first of all, as you probably joined a bit late Ken, the tax free — to preserve the tax free nature of this transaction, it’s an all-equity offering. In order to make the profile of the offer and the profile of the thing more attractive, we also have a share buyback. We can go into that in more detail.

The clear perspective here is to create the global leader in rare diseases. We feel that this is a space that has significant growth and lots of opportunities, and there is further opportunities out for further growth both organically through a very attractive pipeline that I just outlined, but also of course through inorganic. We think the outstanding profile with double-digit growth with very attractive financials, with an attractive tax structure, with a very strong and focused R&D effort on rare diseases, this is an compelling opportunity and we’re focused on that right now, but it certainly opens avenues for further consolidation in one of the most attractive spaces of the pharma or biotech sector. But with that I will hand it over to Jeff to maybe comment on some of the deal mechanics and maybe also a bit about how that preserves our opportunity for further M&A and other flexibility financially.

<A - Jeff Poulton>: All right. Thanks Flemming. Yeah, Ken let me give you a little bit more specifics on the buyback, because I think that will get you the information that you’re looking for. After the close of the deal, our intention would be to implement a significant share buyback program to accomplish three objectives; first would be to optimize the capital structure of the new combined and larger company. Second, would be to enhance the accretion dilution profile of the transaction. And lastly would be to ensure that we’d maintain the right level of financial flexibility and maintain an investment grade profile. So the specifics of the share buyback program would be as follows. We currently have the authority to purchase up to 59 million ordinary shares on an annual basis. So our intention would be to do just that over a two-year period, 59 million shares each year, 118 million shares over a two-year period. At today’s share price and exchange rate that would be greater than $10 billion in value that we’d be acquiring back. That would be funded by debt and free cash flow. So I think that gives you probably enough detail that you can figure out where we would be from a leverage standpoint. Again, we think we would be in a very strong position to continue on our growth agenda.

<Q - Ken Cacciatore>: Thank you.

Operator

The next question comes from Graham Parry from Bank of America Merrill Lynch. Please go ahead.

<Q - Graham Parry>: Great. Thanks for taking my questions. Firstly, could you just detail for us your assumptions for the hemophilia market outlook particularly competition to ADVATE, for example, Roche’s ACE910, and which pipeline launches are seen in the transaction price and the 10% internal rate of return?

And secondly, could you quantify expected synergies and whether it’s unlikely to come from given the relatively limited overlap between the companies?

And then thirdly, given the deal isn’t consummated currently at this price and the 10% internal rate to return, what do you view as your hurdle cost of capital rate that you need to the deal to achieve? Thank you.

<A - Flemming Ornskov>: Thanks very much, Graham. I noted basically three lines of questions. The first one was regarding the strength of the hemophilia franchise. The second was basically about synergies given what you stated as limited overlap, and the final thing was basically on the capital return.

So maybe I will say a few words about the hemophilia market. It’s a dynamic market but also very stable market. There is high patient loyalty. There is significant opportunity. It’s clear that was the entrance of the first longer acting into the hemophilia A or the VIII market that there are some changes in the market. But we looked at this, and first of all, Baxalta also has an entrant soon to come into the market. Secondly, they are clearly the market leader. They clearly understand this market. They have a very strong position. And also my own experience when I started in the medical field and having managed this business when I was at Bayer, is a rather stable market, but I think that Baxalta will be in a key position to continue to be a leading player in this market. And that’s what we have built into our assumption. We also think this is a market with attractive growth opportunities in developing markets with more prophylaxis, with new entrants, with products against inhibitors. We are very convinced, and I think you can look at the material online from Baxalta in terms of their investor presentation. They have all the confidence, and so have we, that they will continue to be a significant player in this field. But we will, of course, also confirm that in diligence.

In terms of synergies, maybe just a few introductory remarks. The good news about this is that the two companies have totally complementary business units, so that should facilitate integration. It can be put in the same platform, with high patient service with a clear focus on the customers, with strong focus on market access. Finally, they bring to us a significant opportunity with strong international reach. They are almost as twice as many countries as we are in terms of commercial infrastructure sales of 100. We’re in about 60. We will have a much deeper commercial infrastructure combined also on the medical side, also much more strength in contract negotiations, and I think that will speak for a significant opportunity on both sides for revenue synergies. It’s quite clear that with two companies here, there are significant cost opportunities and cost synergies in terms of running a combined company at the country level on the R&D. And in terms of tax it’s also significant synergies, of course, given the complementary tax structure, but also our Irish domicile and our Swiss hub. So all of that is taken into the synergy calculation. So we feel very confident that we can get strong synergies. And I think our track record on biopharma and so far on NPS is what we’ve put into the model we deliver on and we hold ourselves accountable for. So I feel absolutely confident of that.

Jeff, do you want to comment anything more on synergies or maybe say something about cost of capital and thresholds.

<A - Jeff Poulton>: Yeah. I mean, I’ll just make one final comment on synergies again. We’re not going to provide any more detail than what Flemming just articulated. I think it’s fair to say that the assumptions that we’ve made today, because we haven’t got into due diligence yet, is that a lot of it is based on benchmarks from comparable size deals and we’re confident that we could deliver on that. In terms of cost of capital, I’m not going to provide a number on that, Graham. I think it’s just suffice to say that again based on the IRR that we envisioned for the deal that we think we’ve got plenty of headroom over and above our cost of capital in terms of the value creation potential of the deal.

<A - Flemming Ornskov>: I think the other thing that you mentioned as a potential disadvantage, we see as a huge advantage. The complementarity of the two businesses, this is not about disrupting their businesses, it’s about putting it on the same platform we already have. It’s about enhancing the execution of both company strategies. So we see the complementarity as a huge strength. In many deals you have to integrate and destroy value and also upset customer relations. Here a lot of that should be totally conserved and preserved because it’s a complementary situation. So we feel that’s an additional attraction of this very clear, complementary and highly strategic deal.

<Q - Graham Parry>: Okay. Thank you.

Operator

The next question comes from Ronny Gal from Bernstein. Please go ahead.

<Q - Ronny Gal>: Good morning and thank you for taking my question. Very quickly three, and just to confirm, Jeff, you do have both revenue and cost synergy in your model, but you’re not willing to disclose them just yet, because you have not had a chance to do due diligence and confirm them. But you do include them in the models and not an upside to this model?

And second question, about hemophilia, just following up on Graham’s question. Can you specifically address ACE910 the other bispecific monoclonal, I understand that the entry of long-acting product is probably well understood by Baxalta and within their model. It’s the risk of a disruptive technology that comes from an additional entrant that is probably more concerning?

And third, can you guys discuss the path forward? I understand you would like investor to talk to the management team of Baxalta. I understand that that would be the easiest path forward. But are you willing to pursue a hostile bid without due diligence? Do you have a timeline in mind? Can you just give us some idea about how this will play out in terms of timeline?

<A - Flemming Ornskov>: Thanks Ronny. I noted three questions. One was on the synergies. And I think the short answer there is we have both tax cost and revenue synergies. But when I’m finished I’ll ask if Jeff wants to add something. I think that’s — it’s absolutely clear that you — in a lot of areas we face the same issue in our hereditary angioedema space where people worry a lot about things that are three to five, six years out, new technologies. I think — and I’m sure Baxalta is doing the same thing. They should be focused right now on the longer-acting hemophilia compounds that bring them to market. That’s going to be the first battle I’m sure in that marketplace. I’m absolutely sure looking at their pipeline that they’ve also thought long-term about potential disruptive technologies, be their gene therapy, antibodies and others. But I think the key thing for them is to secure the market they have, continue on a evolution and lifecycle management. It looks like they have thought that through, if I look at their investor presentations. So I think we feel very confident that we’ll also manage due to competitive challenges of the combined company.

We are not going to talk about tactic. The only thing and the main reason for this particular call today is that we have tried to engage with the management and the board of directors of Baxalta. We think we have a highly attractive proposition both financially and strategically that creates significant value for both sets of shareholders and is benefiting our patients and the doctors we serve. So we just want them to engage with us, because we think the offer on the table is very attractive. But we would like to sit down with them, complete and negotiate a deal and do relevant diligence. That’s the only comment I will make on future of desire. So our desire is just to engage. Jeff, anything you want to add on synergies.

<A - Jeff Poulton>: Yeah, I’ll just be clear, those — we do have revenue cost and tax synergies Ronny and they are in our model. But I’m — we’re just not comfortable at this point providing a lot of specific detail on that in advance of getting into due diligence and allowing us to validate our assumptions. After that occurs we’ll be more comfortable to provide the level of detail that you’re requesting.

Operator

The next question comes from Kerry Holford from Exane BNP Paribas. Please go ahead.

<Q - Kerry Holford>: Thank you. Yes, Kerry Holford at Exane BNP Paribas. Three questions please? Firstly, you mentioned that you’ve been looking at Baxalta for some time. I wondered if you could comment on why you’re making this move now. And also if I can ask, did you approach Baxter pre the IPO? And if so, did they engage in discussions with you at that time?

Secondly on tax, I wondered if there is any specific reasons why you are providing guidance only to 2017, anything we should be aware of with regard to timings there?

And then thirdly, are there any contingent payments assumed within your current proposal? For example, anything contingent on Baxalta pipeline kind of success? Thank you.

<A - Flemming Ornskov>: Thanks very much. I noted three questions, thanks, Kerry. One on the kind of the approach Baxter/Baxalta; second one on tax, why we only provided guidance to 2017, and then finally if there is any contingent payments.

So hemophilia and the market it has been of interest to us for quite some time. We have been looking at a number of opportunities, that’s also something that’s been of interest too in the pipeline as you probably know from our disclosure of our pipeline of last year. And when we took a closer look at this particular market and the immunoglobulin markets, we felt that the spin-off from Baxter, Baxalta was as a market leader in these segments incredibly attractive.

We feel the market is stable and dynamic and has lots of growth opportunities, as I outlined both from more users, more prophylaxis, new product entrants, life cycle management, developing markets. So we find it’s highly attractive. It fits our model of focusing on often rare and highly specialized diseases.

And our approach is of course to talk to the management of Baxalta which we did when we could which was after the spin and our intention is to continue to have a dialog with Baxalta and hopefully with their board of directors while allowing us to engage in a negotiated deal and due diligence.

And in terms of what we’ve put into the public domain as the offers, so there is nothing about contingent payments in the current offer. And on tax, why we only provided guidance to 2017, Jeff, do you want to say anything about that?

<A - Jeff Poulton>: Yeah. I mean the prior long-term guidance that we put into the market pre this deal; it has been 17% to 19%. So what we wanted to do is let you know what the sort of the revised longer-term assumption should be post combination which is 16% to 17% and we would get to that level by 2017, that’s the tax guidance.

<Q - Kerry Holford>: Thank you. Can I ask just a quick follow-up? Can I — I mean, I would assume from your comment that — Flemming that, you didn’t approach Baxter ahead of the IPO. And is that therefore because you can only get this tax benefit now, is that something that’s only become apparent since the IPO?

<A - Flemming Ornskov>: So the rules and the procedures that you have to follow clearly says that this is something you have to do post-spin. We have approached Baxalta, they are now an independent company and we think our offer is attractive to all shareholders and the right destination of our inquiry is first to the management of Baxalta, then to the board of directors of Baxalta, and now we are also directing it to all investors of Baxalta. So I think we’re following clear procedures. And as I’ve stated by following this procedure, we can preserve the tax-free spin.

<Q - Kerry Holford>: Thank you.

Operator

The next question comes from Jo Walton from Credit Suisse. Please go ahead.

<Q - Jo Walton>: Thank you. It’s obvious some of the rare disease overlap and we can see where the synergies would be. I wonder if you could take a little bit about the oncology assets that you would be acquiring and how they might fit and also the biosimilar assets that Baxalta has and how you feel about them?

And I’d also just like to push you on the tax rate. Is there any risk to that tax rate? I tend to know that when these deals happen, it all depends on where the intellectual property is, of various bits and pieces. You’re quite confident that in your hands you would be able to get a sustainable longer-term tax rate. There is no risk to that?

<A - Flemming Ornskov>: So maybe I noted three questions. One on oncology, one on biosimilars and then a rebuttal to Jeff which I’ll be more than happy to pass on to him on tax rates and certainty of tax rate.

I think if you look at oncology, so-called you can say orphan oncology which seems to be what Baxalta is focused on with their acquisition of an assets Oncaspar from Sigma-Tau, seems like a very interesting asset. They also have assets for pancreatic and myelofibrosis and others.

So I think they have a very attractive pipeline and products that they have on the market and they have good growth trajectory for that. It’s of course given the relative size, I think they expect sales of about $100 million in 2015, this is still an emerging business unit, but this could be a significant growth driver for them.

We like the space, we like their focus on side of the rare disease or the more orphan part of oncology. We think it’s a smart strategy, so we think it’s totally complementary. We also have in-house expertise in that area; it’s an area of interest to us, not the full oncology market, but the part of the oncology market I just outlined.

Biosimilars, again, it’s part of their business, probably not a key value driver from our decision here. We will take a look at that in diligence and sit down with their management and discuss that. But I think it’s clear that what is the main driver for our interest right now has been the two major existing businesses and their emerging oncology franchise. But we, of course, we’ll take a look at the biosimilar business that seems to be very well thought through.

In terms of tax rate, Jeff, do you want to say something there?

<A - Jeff Poulton>: Yeah, sure. I mean, look Jo, in the world of tax nothing is certain, but we’re very confident about this, or we wouldn’t have put that guidance out. We think the 16% to 17% combined effective tax rate in 2017 is very achievable.

<Q - Jo Walton>: Thank you.

Operator

The next question comes from Jason Gerberry from Leerink Partners. Please go ahead.

<Q - Jason Gerberry>: Hi, good morning. Thanks for taking my questions. Just quickly on the M&A front. Curious if you have to head down the pathway of a hostile, these processes take at least six to nine months. So just curious if the plan is to remain active and in the M&A market while this process with Baxalta plays out?

And then secondly, there’s an assumption of something like $4 billion to $5 billion in Baxalta debt, is there a plan to pay that off at a lower cost or should we just assume that the interest rate on that debt at the Baxalta rate? Those are my questions. Thanks.

<A - Flemming Ornskov>: So thanks Jason. I noted two questions, one on the M&A that I will take and there is on, on debt payoff, the $4 billion to $5 billion that was created through the spin.

So on M&A, first of all, we clearly know that you have to be patient in M&A. I think we’ve shown that since we approached Baxalta the first time. Sometime patience runs out and we’ve taken it to the shareholders, which we’ve decided to do over the weekend and during today.

I won’t comment on future tactics. We are appealing to the shareholders of Baxalta that they would see the benefits, which I think is obvious in terms of the strategic fit and the clear financial benefits top- and bottom-line and with accretion and other key benefits here, and we hope that will be enough for them to also see the benefits of this and eventually for the management to sit down with us and to conduct a negotiated deal and let us do diligence.

We are people that can multi-task. We have consistently — our efforts in the M&A space. We continue to deliver strong top- and bottom-line as a company. I think over the last two and a half years we’ve been going through One Shire, which was a significant organizational change for the company. At the same time we delivered a record top- and bottom-line, dramatically improved EBITDA margin, cash flow, and also saw appreciation significantly of the stock price.

So I’m absolutely sure we can multi-task here, but we are focused on this particular acquisition. We think it’s so highly attractive to both sets of shareholders that we want to stay on it, focus on it and bring it to conclusion.

And on debt pay off, Jeff, have you made any thoughts about this already?

<A - Jeff Poulton>: Yeah. No we haven’t made a decision on that at this point in time. Ultimately it will depend on where that debt trades and how then that interacts with our internal debt structuring. So that’s all I can give you for now.

<Q - Jason Gerberry>: Okay. Thank you.

<A - Flemming Ornskov>: Thanks, Jason.

Operator

The next question comes from Richard Parkes from Deutsche Bank. Please go ahead.

<Q - Richard Parkes>: Hi, yeah. Thanks for taking my questions, just got a few left. Firstly, I just wondered what due diligence you’ve been able to do, or how comfortable have you been able to go over the regulatory process for Baxalta’s long-acting factor VIII. We’ve seen a few other companies experience delays due to manufacturing, and I think Biogen’s products just were delayed due to manufacturing during the review process. So just how comfortable you are if that wasn’t to be an issue?

And then on the synergies side, I just wondered if there were any easy wins in terms of, on the manufacturing side through maybe improve the efficiency of your own biologics business like Ciryze and enzyme replacement therapies, just any easy wins there?

And then finally, I wondered if there might be any opportunities for disposals post the deal? Is there any parts of Baxalta that you wouldn’t necessarily be interested in holding on to or maybe wouldn’t be core? Thank you.

<A - Flemming Ornskov>: Yeah. Thank you very much, Richard. Good questions. So I noted one on diligence, one on whether we can benefit from their manufacturing expertise in terms of our enzyme replacement therapy products, and then if we think about any asset disposal?

So on diligence, of course, we have worked a long time in the background to look at Baxalta, and also when they were part of Baxter. As I said, we have only approached them after the spin. So the diligence, we’ve been able to do we did request to be given access to diligence, we’ve not been given that. That’s what we also request now directly to the shareholders, is that we have of course looked at what we could find externally. We know that manufacturing of long-acting hemophilia factors can be challenging and has caused some delays. We’ve seen nothing that would raise our eyebrows at this stage, but that’s something we’ll have to confirm in diligence.

The good news about this deal is it’s incredibly complementary. It’s quite clear that on the manufacturing side they bring an enormous expertise and we will absolutely benefit from that and that’s one of the attractions to the deal. It’s quite interesting right now with our plasma business, with the hereditary angioedema business; both of us are key customers of the same manufacturer in Europe, Sanguine. So we do run into each other and I’m sure that together we can even be better than each of us are today. But that’s clearly an area where they will bring probably more strength than we have, although we have a very strong team.

Disposals, that was not part of our initial calculation. I think this is truly a merger between two companies. I’m sure we will get great advice from the, about the businesses that we can’t see from the outside, and then we will take a clear financial and strategic view of the combined business and see if everything still fits. I think we’ve shown ourselves that if we find there is a business that does not fit, we act and it’s quite clear that where our strategic focus is is on rare diseases and highly specialized conditions and that’s the lens we’ll put on when we look at the business.

<Q - Richard Parkes>: Great. Thank you.

Operator

The next question comes from Keyur Parekh from Goldman Sachs. Please go ahead.

<Q - Keyur Parekh>: Good afternoon, Flemming. Thank you for taking my questions. I have got three please. One, I realized that you’re not going to give us details on synergies assumed. But can I just push you on the accretion? Can you get to year one or year two accretion as you are guiding to even without the stock buyback?

Secondly, if you can just confirm for us if Shire have indeed received any approaches or not since kind of AbbVie whether formal or informal and if we should see this as a defensive move on Shire’s part or is this truly a part of Shire taking Shire to the next leg of its story over the next decade?

And then lastly, as we think about the potential outlook for Shire from an earnings perspective, you’re guiding to double-digit revenue growth, is it fair to assume that earnings growth would be significantly ahead of that double-digit revenue growth outlook to 2020? Thank you.

<A - Flemming Ornskov>: Thanks very much, Keyur. So I noted three questions, synergies and accretion, one on whether this is a defensive move, and number three was basically about, are there more earnings growth than there is top-line growth.

So again, in terms of the synergies we laid out that there is cost, revenue and tax synergies. We’ve also laid out that we plan to have a significant share buyback and as part of this and that gets us to neutrality year one and accretion year two. Naturally, the more you buyback, the better the profile. But we’ve just stayed within the permissions that we have, which is I think 59 million shares per year and we have a two-year permission. So I think we’re just staying within that for this time.

The good news about the U.K. Takeover Code that sets very clear guidance for what you can do if you were in a takeover situation. So the fact that we have approached Baxalta gives the answer to that. It’s also quite clear that this is for us, a part of our stated strategy for the last two and a half years that we want to become the leader in rare diseases.

This is a perfect strategic fit; highly complementary; very attractive financially and as you know double-digit sales and earnings growth.

It’s quite clear that when you get to this size of the company to also have double-digits revenue growth, I think is pretty impressive and that’s just outside in look. I’m sure that once we combine the two companies, there could be additional opportunities, but this is just what we can see at this particular time.

Jeff, do you want to say something about accretion or about whether earnings growth is more attractive than our top-line growth?

<A - Jeff Poulton>: Yeah, I’ll just give you maybe a little bit more and repeat some things that we’ve said. Again on the accretion front, breakeven year one, accretive thereafter. We’re not going to provide a year-by-year specific forecast at this point, we feel like that’s premature in advance of due diligence.

From an earnings growth perspective, we’re not going to give you an earnings growth forecast today. All I can do is repeat a couple of things that we’ve said that I think allow you to make your own assumptions. One is again, we expect double-digit top-line compounded annual growth rate across the period to 2020. And we’ve talked about our view of significant operating synergies as well as tax synergies, and that’s all we can give you at this point.

<A - Flemming Ornskov>: But I think also to supplement what Jeff says, you see a lot of deal around, but here you see double-digit top-line growth, substantial operating synergies accretive to non-GAAP, breakeven year one with accretion thereafter and attractive sustainable return including an internal rate of return over 10%. I think that checks most if not all boxes and then it’s totally strategic complementary. So I think you’re looking at a quite attractive deal by any measure.

Operator

The next question comes from Sachin Shah from Albert Fried. Please go ahead.

<Q - Sachin Shah>: Hi. Good afternoon and congratulation on the deal. Can you just — I think you may have mentioned this before, but just wanted to clarify, the percentage owned by — on a pro forma basis of both the shareholders. And also it seems like this letter that you outlined from July 10 indicates that this isn’t your final price. So as far as movement is concerned, are you willing to offer more cash, some portion of cash to the offer? Yeah, I just want to understand that.

<A - Flemming Ornskov>: Thanks very much. I noted three questions. First of all, I appreciate congratulations, but is a bit too early on the deal, because we’re still trying to do the deal, but I appreciate early congratulations, it gives us confidence.

In terms of the shareholder ownership that, of course, will depend on share prices. It’s in their situation, I think, Jeff, 35%, 37% or something like that currently of the combined entity.

So as we said initially, and I know there’s a lot of information coming out in a very short period of time, in a spin situation in order to preserve the tax-free status of a spin, you can only offer a 100% equity deal, so that’s what we’ve offered here.

So the only way you can so to speak improve an already very attractive profile of the deal is by introducing share buyback. We think that’s an innovative, but totally a good way of changing the look of the deal and make it even more attractive than it already is. And that we do through a share buyback. And the share buyback just assumes that we use the existing permission that we have, which is up to a two-year permission that we used fully. And that would be if fully executed up to approximately 13% of all outstanding shares.

So a very attractive deal to both shareholders. It is clearly more like a merger and that’s a good part of this. And I think we create number one rare disease company in the world and very attractive and I look forward to the full congratulations when we together with Baxalta can announce this deal.

<Q - Sachin Shah>: Thank you.

Operator

The next question comes from James Gordon from JPMorgan. Please go ahead.

<Q - James Gordon>: Hello, thanks for taking my questions. I just had two outstanding questions; one was on the CapEx outlook for the combined business and also for Baxalta specifically. Should we expect to see a big step-up in CapEx, because it’s going to be a much more capital intensive business, Baxalta CapEx something like 11%, 12% of revenues?

And the other question was just on the buyback. Is the buyback somewhat of a fall back if you don’t find something else to buy? Or are you totally committed to doing all the buyback, because you need to do that to get to the accretion?

<A - Flemming Ornskov>: And so those are good questions. On CapEx — and the second question was about the buyback. On CapEx, yeah, we note of course that they have a different structure given the plasma business and the hemophilia business and the immunoglobulin business. I think what has also not been noted yet, this is highly complementary to our business with a hereditary angioedema where we ourselves with ViroPharma big time is getting into the plasma business, Cinryze is doing extremely well. We are working on new indications, which will increase demand for more plasma and extraction. So perfect fit for our own growth perspectives.

I’ve also noted that they, of course, have plans to upgrade and streamline their manufacturing. So I think it’s too early to give clear CapEx guidance. And another good point that we can probably talk more about after diligence and when we as a merged company can sit together and give better outlook.

Share buyback, we can only say what we have proposed as part of the deal that we have proposed to Baxalta. It’s not a completed negotiated deal. We know what the parameters are and once the deal is done we’ll be happy to comment also more on future outlook for share buybacks.

<A - Jeff Poulton>: Flemming, maybe I’ll just add just one more point there. Again, what we’ve talked about in terms of the buyback is that within two years that we would purchase up to 13% of the combined post transaction shares outstanding, which and I articulated that earlier in the call what that meant in terms of number of shares that we could acquire over a two-year period. Even if we do a buyback up to that maximum level, our feeling is that the financial situation that we’d be left-in in terms of our balance sheet is still quite attractive, quite strong and would leave us with the flexibility that we would want in terms of continuing to be able to pursue our growth strategy.

<A - Flemming Ornskov>: And I think in terms of, if you look at cash flow, if you look at the combined business, I think when you look at investment opportunity also privately, I think you look at a company that is diversified, has both a high top-line and bottom-line growth and has some durability to its growth and its stability in terms of its cash flow. I think these checks all the boxes. So we feel very confident about that it will allow us enough flexibility to do further organic or inorganic investments, small and large.

So I think we’re coming towards the end. Is there one last question or is that it dear operator?

Operator

The last question comes from Andrew Finkelstein from Susquehanna Financial Group. Please go ahead.

<Q - Andrew Finkelstein>: Thanks very much for taking the question. I think we’ve probably got into everything about the deal you’re willing to answer. But if you look at your own growth trajectory and you’ve clearly outlined here your expectation for well over 10% growth for yourselves to be above that level on a combined basis. Is there anything that you would highlight as most underappreciated in essence of what’s going to drive the growth for Shire with or without the transaction?

<A - Flemming Ornskov>: Well, I think you have to take us back to the fact that we did 10 x 20. That’s over a year ago. Subsequently to that we have made several deals with one you saw yesterday and also you have seen that we have acquired NPS and both key products there are off to a very good start, GATTEX is doing really well and Natpara is doing really well. We’re confident in the outlook for our ophthalmic business and Lifitegrast. So it is quite clear that we are very confident in achieving 10 x 20 and actually overachieving it with what we have acquired.

So I think we feel very confident about that. That’s not because we have any lack of confidence in our 10 x 20. We do this deal, we get to 20 x 20 because we think it’s a better, more diversified and a stronger company and would be a clear leader in the segments that we think is right for consolidation and we would like to be the ones doing that together with Baxalta.

Flemming Ornskov

But with that I will say, thank you so much. I know this was on short notice. I know this — I’m sure hit a few of you with surprise. But if you have looked at what I’ve done since I became CEO, we have pursued, I think, a very disciplined M&A approach to build the leading rare disease company in the world. This is a great step in that direction.

Baxalta is a unique and highly attractive opportunity. It’s highly strategic, highly complementary. It accelerates the business delivery for both of our shareholders and delivers compelling financial matrices for all investors as we’ve outlined today. This is a deal that checks all boxes in my opinion. We’ve tried to pursue this opportunity in private which would have been our preferred option. But we have been rejected and we are now taking this to Baxalta’s shareholder, because we feel this has such a compelling future as a combined business. And we really urge Baxalta to engage with us as their shareholders clearly deserve the opportunity to participate in this unique value-creating opportunity.

And with that, I thank you very much for your attention and your many excellent questions. Thanks a lot.

Operator

Thank you. Ladies and gentlemen, this does conclude today’s conference call. Thank you very much for attending. You may now disconnect your lines.